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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 1 of 4
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)
                        PHOENIX GOLD INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   719068 10 8
                                 (CUSIP Number)

                                   Nelson Obus
                            Wynnefield Capital, Inc.
                            450 7th Avenue, Suite 509
                            New York, New York 10123
                                 (212) 760-0134
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 9, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]
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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 2 of 4
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                                 SCHEDULE 13D/A
                          Filed pursuant to Rule 13d-2

Introduction

     This Statement on Schedule 13D/A (this "Statement") amends and supplements the Schedule 13D/A filed with the Securities and Exchange Commission on January 24, 2002 by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd. (collectively the "Wynnefield Group"). This Statement relates to common stock, $0.01 par value per share, of PHOENIX GOLD INTERNATIONAL, INC., an Oregon corporation ("Issuer").

     The Wynnefield Group submitted a proposal for cumulative voting that was defeated at Issuer's annual meeting of shareholders on February 12, 2002. Following that meeting, the Wynnefield Group sent a letter to Issuer's management and Board of Directors dated March 9, 2002 and attached to this Statement as Exhibit 99.2. Item 7 of the Wynnefield Group's Schedule 13D/A dated January 24, 2002 is therefore amended and restated as follows:

Item 7.   Material to be filed as Exhibits

      Exhibit No. Description

         99.1 Letter to Issuer's management and Board of Directors, dated January 23, 2002 (previously filed with the Wynnefield Group's
                 Schedule 13D/A dated January 24, 2002).
         99.2 Letter to Issuer's management and Board of Directors, dated March 9, 2002.
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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 3 of 4
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                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Date: March 11, 2002.
                                 WYNNEFIELD PARTNERS SMALL CAP
                                 VALUE, LP
                                  By: Wynnefield Capital Management, LLC,
                                       its general partner

                                  /s/ Nelson Obus
                                  ------------------------------------
                                  Name:  Nelson Obus
                                  Title:   Managing Member


                                  WYNNEFIELD PARTNERS SMALL CAP
                                  VALUE, LP I
                                  By:  Wynnefield Capital Management, LLC,
                                       its general partner

                                  /s/ Nelson Obus
                                  ------------------------------------
                                  Name: Nelson Obus
                                  Title:  Managing Member

                                  WYNNEFIELD SMALL CAP VALUE
                                  OFFSHORE FUND, LTD.

                                  By: Wynnefield Capital, Inc.
                                      its general partner

                                  /s/ Nelson Obus
                                  ------------------------------------
                                  Name:  Nelson Obus
                                  Title: President

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).
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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 4 of 4
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                        APPENDIX A JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A (including amendments thereto) with respect to the common stock and depository receipts of Phoenix Gold International, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 11th day of March, 2002.

                                  WYNNEFIELD PARTNERS SMALL CAP
                                  VALUE, LP
                                  By: Wynnefield Capital Management, LLC,
                                       its general partner

                                  /s/ Nelson Obus
                                  ------------------------------------
                                  Name:  Nelson Obus
                                  Title:   Managing Member


                                  WYNNEFIELD PARTNERS SMALL CAP
                                  VALUE, LP I
                                  By:  Wynnefield Capital Management, LLC,
                                       its general partner
                                  /s/ Nelson Obus
                                  ------------------------------------
                                  Name: Nelson Obus
                                  Title:  Managing Member

                                  WYNNEFIELD SMALL CAP VALUE
                                  OFFSHORE FUND, LTD.

                                  By: Wynnefield Capital, Inc.
                                      its general partner

                                  /s/ Nelson Obus
                                  ------------------------------------
                                  Name:  Nelson Obus
                                  Title: President